UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
DINEEQUITY, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
254423106

(CUSIP Number)
Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	254423106

1	NAMES OF REPORTING PERSONS. MSD Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,512,356

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,512,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,512,356

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	254423106

1	NAMES OF REPORTING PERSONS. MSD SBI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,512,356

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,512,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,512,356

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Item 1. Security and Issuer.
     This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of DineEquity, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 450 North Brand Boulevard, Glendale, California 91203-1903.
Item 2. Identity and Background.
     (a) The names of the persons filing this Schedule 13D are MSD Capital, L.P., a Delaware limited partnership (“MSD Capital”), and MSD SBI, L.P., a Delaware limited partnership (“SBI”). MSD Capital and SBI are collectively referred to in this Schedule 13D as the “Reporting Persons.”
     (b) The principal business address of the Reporting Persons is 645 Fifth Avenue, 21st Floor, New York, New York 10022.
     (c) This Schedule 13D is filed on behalf of MSD Capital and SBI. SBI is the record and direct beneficial owner of the shares of Common Stock reported herein. MSD Capital is the general partner of SBI. MSD Capital Management LLC, a Delaware limited liability company (“MSD Management”), is the general partner of MSD Capital. Michael S. Dell is the controlling member of MSD Management. The principal business of SBI is purchasing, holding and selling securities for investment purposes. The principal business of MSD Capital is investment management. The principal business of MSD Management is serving as the general partner of MSD Capital. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of the Board of Dell Inc.
     (d) and (e) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) MSD Capital, SBI and MSD Management are organized under the laws of the State of Delaware, and Mr. Dell is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     SBI acquired 2,512,356 shares of Common Stock in a number of open market transactions for an aggregate purchase price of approximately $55,341,636 using working capital.
Item 4. Purpose of the Transaction.
     The Reporting Persons acquired the shares of Common Stock in various transactions prior to September 18, 2008 in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Company. As an investor in the Company, the Reporting Persons have had general discussions with representatives of the Company from time to time regarding various matters relating to the business and operations of the Company. The Reporting Persons now intend to have further discussions and other communications with the Company’s management and members of its Board of Directors regarding debt repayment, changes in the Company’s capitalization and dividend policy, disposition of Company owned restaurants, composition of senior management including the hiring of a new Chief Financial Officer and the composition of its Board of Directors. The Reporting Persons may also have conversations with other stockholders. In the course of such conversations with members of management, the Board of Directors and other stockholders, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.
     The Reporting Persons also intend to review their investment in the Company on a continuing basis and may determine to acquire additional interests in the Company. In addition, depending on various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, changes to the composition of the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, entering into cash-settled total return equity swaps or other similar derivative transactions that are based upon the value of the shares of Common Stock or other securities of the Company, which transactions may be significant in amount, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.
     Except to the extent that the foregoing may be deemed to be a plan or proposal, neither of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that either of the Reporting Persons will take any of the actions set forth above.
Item 5. Interest in Securities of the Issuer.
     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
     Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.
     (b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

     (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.
     During the past sixty days, the Reporting Persons effected the following purchases of shares of Common Stock in a series of open market transactions:

	Weighted
	Average
Transaction	Purchase	MSD
Date	Price	Capital	SBI
09/03/2008	$22.00	0	269,300
09/04/2008	$21.96778 (1)	0	57,898
09/05/2008	$21.7538 (2)	0	85,058

(1)	This transaction was executed in multiple trades on September 4, 2008 at prices ranging from $21.77 to $22.00. The price reported above reflects the weighted average purchase price.

(2)	This transaction was executed in multiple trades on September 5, 2008 at prices ranging from $21.34 to $22.00. The price reported above reflects the weighted average purchase price.
     (d)   Not applicable.
     (e)   Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On September 17, 2008, SBI entered into a cash-settled total return equity swap (“Total Return Swap”) with Citibank, NA New York (“Citibank”) with a reference price of $16.59718.  Under the terms of the Total Return Swap (i) SBI will be obligated to pay to Citibank any negative price performance of the 120,188 shares of Common Stock subject to the Total Return Swap as of the expiration date of the Total Return Swap, plus interest, and (ii) Citibank will be obligated to pay to SBI any positive price performance of the 120,188 shares of Common Stock subject to the Total Return Swap as of the expiration date of such Total Return Swap.
     Any dividends received by Citibank on the 120,188 shares of Common Stock during the term of the Total Return Swap will be paid to SBI. All balances will be cash settled at the expiration date of the Total Return Swap. The Total Return Swap expires on September 16, 2018, although SBI has the right to terminate and close out the Total Return Swap early if it so chooses. The Total Return Swap does not give SBI direct or indirect voting, investment or dispositive control over any securities of the Company or require Citibank to acquire, hold, vote or dispose of any securities of the Company.  Accordingly, SBI disclaims any beneficial ownership in securities that may be referenced in the Total Return Swap.
     In addition to the Total Return Swap, the Reporting Persons may from time to time enter into and dispose of additional cash-settled total return equity swaps or other similar derivative transactions that are based upon the value of the shares of Common Stock or other securities of the Company, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be dependent, in whole or in part, on the market value of the Common Stock or the value of the Common Stock in comparison to one or more other financial instruments, indexes or securities, or a combination of any of the foregoing.
     Except as otherwise described herein, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to Amendment No. 2 to the Schedule 13G relating to the common stock of the Company filed by the Reporting Person(s) with the Commission on September 5, 2008)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2008	MSD CAPITAL, L.P.
	By:	MSD Capital Management LLC
	Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager and General Counsel

MSD SBI, L.P.
By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager and General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to Amendment No. 2 to the Schedule 13G relating to the common stock of the Company filed by the Reporting Person(s) with the Commission on September 5, 2008)